UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enclosure: A press release dated October 23, 2025, announcing STMicroelectronics’ 2025 Third Quarter Financial Results.

PR No: C3364C

STMicroelectronics Reports 2025 Third Quarter Financial Results

•	Q3 net revenues $3.19 billion; gross margin 33.2%; operating income of $180 million, including $37 million related to impairment, restructuring charges and other related phase-out costs; net income of $237 million
•	Business outlook at mid-point: Q4 net revenues of $3.28 billion and gross margin of 35.0%

Geneva, October 23, 2025 – STMicroelectronics N.V. (“ST”) (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the third quarter ended September 27, 2025. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported third quarter net revenues of $3.19 billion, gross margin of 33.2%, operating income of $180 million, and net income of $237 million or $0.26 diluted earnings per share (non-U.S. GAAP1 operating income of $217 million, and non-U.S. GAAP1 net income of $267 million or $0.29 diluted earnings per share).

Jean-Marc Chery, ST President & CEO, commented:

•	“Q3 net revenues came slightly above the mid-point of our business outlook range, with higher revenues in Personal Electronics, while Automotive and Industrial performed as anticipated, and CECP was broadly in line with expectations. Gross margin was slightly below the mid-point of our business outlook range mainly due to product mix within Automotive and Industrial.”
•	“On a year-over-year basis, Q3 net revenues decreased 2.0%, non-U.S. GAAP[1] operating margin decreased to 6.8% from 11.7% and non-U.S. GAAP[1] net income decreased to $267 million from $351 million.”
•	“In the third quarter, our book-to-bill ratio was above one, with Automotive above parity and Industrial at parity.”
•	“Our fourth quarter business outlook, at the mid-point, is for net revenues of $3.28 billion, increasing sequentially by 2.9%, gross margin is expected to be about 35.0%; including about 290 basis points of unused capacity charges.”
•	“The mid-point of this outlook translates into full year 2025 revenues of about $11.75 billion. This represents a 22.4% growth in the second half compared to the first half, confirming signs of market recovery. Gross margin is expected to be about 33.8%.”
•	To optimize our investments in response to the current market conditions, we have reduced our Net Capex plan, now slightly below $2 billion for FY25.”
•	“Our strategic priorities remain clear: accelerating innovation; executing our company-wide program to reshape our manufacturing footprint and resize our global cost base, which remains on schedule to deliver the targeted savings; and strengthening free cash flow generation.”

Quarterly Financial Summary

U.S. GAAP (US$ m, except per share data)	Q3 2025	Q2 2025	Q3 2024	Q/Q	Y/Y
Net Revenues	$3,187	$2,766	$3,251	15.2%	-2.0%
Gross Profit	$1,059	$926	$1,228	14.3%	-13.7%
Gross Margin	33.2%	33.5%	37.8%	-30 bps	-460 bps
Operating Income (Loss)	$180	$(133)	$381	-	-52.9%
Operating Margin	5.6%	-4.8%	11.7%	1,040 bps	-610 bps
Net Income (Loss)	$237	$(97)	$351	-	-32.3%
Diluted Earnings Per Share	$0.26	$(0.11)	$0.37	-	-29.7%

1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

1

Non-U.S. GAAP[1] (US$ m, except per share data)	Q3 2025	Q2 2025	Q3 2024	Q/Q	Y/Y
Operating Income	$217	$57	$381	278.8%	-43.2%
Operating Margin	6.8%	2.1%	11.7%	470 bps	-490 bps
Net Income	$267	$57	$351	369.1%	-23.9%
Diluted Earnings Per Share	$0.29	$0.06	$0.37	383.3%	-21.6%

Third Quarter 2025 Summary Review

Reminder: on January 1, 2025, we made some adjustments to our segment reporting. Prior year comparative periods have been adjusted accordingly. See Appendix for more detail.

Net Revenues by Reportable Segment[2] (US$ m)	Q3 2025	Q2 2025	Q3 2024	Q/Q	Y/Y
Analog products, MEMS and Sensors (AM&S) segment	1,434	1,133	1,340	26.6%	7.0%
Power and discrete products (P&D) segment	429	447	652	-4.3%	-34.3%
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group	1,863	1,580	1,992	17.9%	-6.5%
Embedded Processing (EMP) segment	976	847	898	15.3%	8.7%
RF & Optical Communications (RF&OC) segment	345	336	357	2.4%	-3.4%
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group	1,321	1,183	1,255	11.6%	5.3%
Others	3	3	4	-	-
Total Net Revenues	$3,187	$2,766	$3,251	15.2%	-2.0%

Net revenues totaled $3.19 billion, representing a year-over-year decrease of 2.0%. Year-over-year net sales to OEMs and Distribution decreased 5.1% and increased 7.6%, respectively. On a sequential basis, net revenues increased 15.2%, 60 basis points better than the mid-point of ST’s guidance.

Gross profit totaled $1.06 billion, representing a year-over-year decrease of 13.7%. Gross margin of 33.2%, 30 basis points below the mid-point of ST’s guidance, decreased 460 basis points year-over-year, mainly due to lower manufacturing efficiencies, negative currency effect, lower level of capacity reservation fees and, to a lesser extent, the combination of sale price and product mix.

Operating income decreased from $381 million in the year-ago quarter to $180 million. ST’s operating margin decreased 610 basis points on a year-over-year basis to 5.6% of net revenues, compared to 11.7% in the third quarter of 2024. Operating income included $37 million impairment, restructuring charges and other related phase-out costs for the quarter, reflecting impairment of assets and restructuring charges predominantly associated with the previously announced company-wide program to reshape our manufacturing footprint and resize our global cost base. Excluding these items, non-U.S. GAAP1 Operating income stood at $217 million in the third quarter.

By reportable segment, compared with the year-ago quarter:

In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:

Analog products, MEMS and Sensors (AM&S) segment:

•	Revenue increased 7.0% mainly due to Imaging.
•	Operating profit increased by 2.1% to $221 million. Operating margin was 15.4% compared to 16.1%.

Power and Discrete products (P&D) segment:

•	Revenue decreased 34.3%.
•	Operating profit decreased from $80 million to an operating loss of $67 million. Operating margin was -15.6% compared to 12.2%.

1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

2 See Appendix for the definition of reportable segments.

2

In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:

Embedded Processing (EMP) segment:

•	Revenue increased 8.7% mainly due to General Purpose MCU.
•	Operating profit increased by 9.4% to $161 million. Operating margin was 16.5% compared to 16.4%.

RF & Optical Communications (RF&OC) segment:

•	Revenue decreased 3.4%.
•	Operating profit decreased by 31.6% to $57 million. Operating margin was 16.6% compared to 23.4%.

Net Earnings and diluted Earnings Per Share decreased to $237 million and $0.26 respectively, compared to $351 million and $0.37 respectively in the year-ago quarter. Non-U.S. GAAP1 Net income and diluted Earnings Per Share, stood at $267 million and $0.29 respectively in the third quarter of 2025.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q3 2025	Q2 2025	Q3 2024	Q3 2025	Q3 2024	TTM Change
Net cash from operating activities	549	354	723	2,158	3,764	-42.7%
Free cash flow (non-U.S. GAAP1)	130	(152)	136	136	813	-83.3%

Net cash from operating activities was $549 million in the third quarter compared to $723 million in the year-ago quarter.

Net Capex (non-U.S. GAAP1), was $401 million in the third quarter compared to $565 million in the year-ago quarter.

Free cash flow (non-U.S. GAAP1) was positive $130 million in the third quarter, compared to positive $136 million in the year-ago quarter.

Inventory at the end of the third quarter was $3.17 billion, compared to $3.27 billion in the previous quarter and $2.88 billion in the year-ago quarter. Days sales of inventory at quarter-end was 135 days, compared to 166 days for the previous quarter and 130 days for the year-ago quarter.

In the third quarter, ST paid cash dividends to its stockholders totaling $81 million and executed a $91 million share buy-back, as part of its current share repurchase program.

ST’s net financial position (non-U.S. GAAP1) remained strong at $2.61 billion as of September 27, 2025, compared to $2.67 billion as of June 28, 2025, and reflected total liquidity2 of $4.78 billion and total financial debt of $2.17 billion. Adjusted net financial position (non-U.S. GAAP1), taking into consideration the effect on total liquidity of advances from capital grants for which capital expenditures have not been incurred yet, stood at $2.27 billion as of September 27, 2025.

Corporate developments

On July 24, 2025, ST entered into a definitive transaction agreement for the acquisition of NXP’s MEMS sensor business for a purchase price of up to $950 million in cash, including $900 million upfront and $50 million subject to the achievement of technical milestones. The transaction which will be financed with existing liquidity is subject to customary closing conditions, including regulatory approvals, and is expected to close in H1 2026.

Business Outlook

ST’s guidance, at the mid-point, for the 2025 fourth quarter is:

•	Net revenues are expected to be $3.28 billion, an increase of 2.9% sequentially, plus or minus 350 basis points.
•	Gross margin of 35.0%, plus or minus 200 basis points.
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.15 = €1.00 for the 2025 fourth quarter and includes the impact of existing hedging contracts.
•	The fourth quarter will close on December 31, 2025.

This business outlook does not include any impact of potential further changes to global trade tariffs compared to the current situation.

1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

2 Total liquidity decreased from $5.63 billion in the second quarter of 2025 to $4.78 billion in the third quarter of 2025, the decrease includes $750 million related to the repayment of the first tranche of our convertible bond.

3

Conference Call and Webcast Information

ST will conduct a conference call with analysts, investors and reporters to discuss its third quarter 2025 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, https://investors.st.com, and will be available for replay until November 7, 2025.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with ST’s consolidated financial statements prepared in accordance with U.S. GAAP.

See the Appendix of this press release for a reconciliation of ST’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and directly or indirectly adversely impact the demand for our products;
•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•	customer demand that differs from projections which may require us to undertake transformation measures that may not be successful in realizing the expected benefits in full or at all;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•	the impact of IP claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

4

•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•	increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027;
•	epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations; and
•	individual customer use of certain products, which may differ from the anticipated uses of such products and result in differences in performance, including energy consumption, may lead to a failure to achieve our disclosed emission-reduction goals, adverse legal action or additional research costs.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (“SEC”) on February 27, 2025. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

About STMicroelectronics

At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Jérôme Ramel

EVP Corporate Development & Integrated External Communication

Tel: +41 22 929 59 20

jerome.ramel@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	September 27,	September 28,
	2025	2024
	(Unaudited)	(Unaudited)

Net sales	3,183	3,245
Other revenues	4	6
NET REVENUES	3,187	3,251
Cost of sales	(2,128)	(2,023)
GROSS PROFIT	1,059	1,228
Selling, general and administrative expenses	(395)	(385)
Research and development expenses	(502)	(492)
Other income and expenses, net	55	30
Impairment, restructuring charges and other related phase-out costs	(37)	-
Total operating expenses	(879)	(847)
OPERATING INCOME	180	381
Interest income, net	38	55
Other components of pension benefit costs	(4)	(4)
Gain on financial instruments, net	79	-
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	293	432
Income tax expense	(54)	(71)
NET INCOME	239	361
Net income attributable to noncontrolling interest	(2)	(10)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	237	351

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.27	0.39
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.26	0.37

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	918.9	938.6

6

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Nine months ended
	September 27,	September 28,
	2025	2024
	(Unaudited)	(Unaudited)

Net sales	8,440	9,915
Other revenues	30	32
NET REVENUES	8,470	9,947
Cost of sales	(5,643)	(5,980)
GROSS PROFIT	2,827	3,967
Selling, general and administrative expenses	(1,205)	(1,229)
Research and development expenses	(1,506)	(1,554)
Other income and expenses, net	169	123
Impairment, restructuring charges and other related phase-out costs	(235)	-
Total operating expenses	(2,777)	(2,660)
OPERATING INCOME	50	1,307
Interest income, net	131	166
Other components of pension benefit costs	(13)	(12)
Gain (loss) on financial instruments, net	85	(1)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	253	1,460
Income tax expense	(50)	(231)
NET INCOME	203	1,229
Net income attributable to noncontrolling interest	(7)	(13)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	196	1,216

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.22	1.35
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.21	1.29

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	927.8	940.2

7

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	September 27,	June 28,	December 31,
In millions of U.S. dollars	2025	2025	2024
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,999	1,616	2,282
Short-term deposits	1,450	1,650	1,450
Marketable securities	1,327	2,363	2,452
Trade accounts receivable, net	1,620	1,352	1,749
Inventories	3,167	3,273	2,794
Other current assets	1,268	1,267	1,007
Total current assets	10,831	11,521	11,734
Goodwill	313	313	290
Other intangible assets, net	329	342	346
Property, plant and equipment, net	11,267	11,437	10,877
Non-current deferred tax assets	506	558	464
Long-term investments	156	77	71
Other non-current assets	1,284	1,215	961
	13,855	13,942	13,009
Total assets	24,686	25,463	24,743

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	256	1,006	990
Trade accounts payable	1,436	1,451	1,323
Other payables and accrued liabilities	1,404	1,386	1,306
Dividends payable to stockholders	176	257	88
Accrued income tax	89	104	66
Total current liabilities	3,361	4,204	3,773
Long-term debt	1,910	1,951	1,963
Post-employment benefit obligations	433	428	377
Long-term deferred tax liabilities	55	48	47
Other long-term liabilities	826	848	904
	3,224	3,275	3,291
Total liabilities	6,585	7,479	7,064
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 892,328,291 shares outstanding as of September 27, 2025)	1,157	1,157	1,157
Additional Paid-in Capital	3,232	3,187	3,088
Retained earnings	13,114	12,911	13,459
Accumulated other comprehensive income	906	983	236
Treasury stock	(546)	(490)	(491)
Total parent company stockholders' equity	17,863	17,748	17,449
Noncontrolling interest	238	236	230
Total equity	18,101	17,984	17,679
Total liabilities and equity	24,686	25,463	24,743

8

STMicroelectronics N.V.

SELECTED CONSOLIDATED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q3 2025	Q2 2025	Q3 2024

Net Cash from operating activities	549	354	723
Net Cash from (used in) investing activities	815	(332)	(601)
Net Cash used in financing activities	(980)	(191)	(142)
Net Cash increase (decrease)	383	(165)	(15)

Selected Cash Flow Data (in US$ millions)	Q3 2025	Q2 2025	Q3 2024

Depreciation & amortization	482	464	440
Net payment for Capital expenditures	(417)	(481)	(601)
Dividends paid to stockholders	(81)	(81)	(80)
Change in inventories, net	98	(140)	(17)

9

Appendix

ST

Changes to reportable segments

Following ST’s reorganization announced in January 2024 into two Product Groups and four reportable segments, we have made further progress in analyzing our global product portfolio, resulting in the following adjustments to our segments, effective starting January 1, 2025, without modifying subtotals at Product Group level:

•	In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
o	The transfer of VIPower products from Power and Discrete products (P&D) reportable segment to Analog products, MEMS and Sensors (AM&S) reportable segment.
•	In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
o	the newly created ‘Embedded Processing’ (EMP) reportable segment includes the former ‘MCU’ segment (excluding the RF ASICs mentioned below) as well as Custom Processing products (Automotive ADAS products).
o	the newly created ‘RF & Optical Communications’ (RF&OC) reportable segment includes the former ‘D&RF’ segment (excluding Automotive ADAS products) as well as some RF ASICs which were previously part of the former ‘MCU’ segment.

We believe these adjustments are critical for implementing synergies and optimizing resources, which are necessary to fully deliver the benefits expected from our new organization.

Our four reportable segments - within each Product Group - are now as follows:

•	In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
o	Analog products, MEMS and Sensors (AM&S) reportable segment, comprised of ST analog products (now including VIPower products), MEMS sensors and actuators, and optical sensing solutions.
o	Power and Discrete products (P&D) reportable segment, comprised of discrete and power transistor products (now excluding VIPower products).

In this Press Release, “Analog” refers to analog products, “MEMS” to MEMS sensors and actuators and “Imaging” to optical sensing solutions.

•	In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
o	Embedded Processing (EMP) reportable segment, comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS)
o	RF & Optical Communications (RF&OC) reportable segment, comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.

In this Press release, “GPAM” refers to General purpose & automotive microcontrollers, “Connected Security” to connected security products, “Custom Processing” to automotive ADAS products.

Prior year comparative periods have been adjusted accordingly.

10

(Appendix – continued)

ST Supplemental Financial Information

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Net Revenues By Market Channel (%)
Total OEM	73%	72%	71%	73%	76%
Distribution	27%	28%	29%	27%	24%

€/$ Effective Rate	1.14	1.09	1.06	1.09	1.08

Reportable Segment Data (US$ m)
Analog products, MEMS and Sensors (AM&S) segment
- Net Revenues	1,434	1,133	1,069	1,348	1,340
- Operating Income	221	85	82	220	216
Power and Discrete products (P&D) segment
- Net Revenues	429	447	397	602	652
- Operating Income (Loss)	(67)	(56)	(28)	45	80
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group
- Net Revenues	1,863	1,580	1,466	1,950	1,992
- Operating Income	154	29	54	265	296
Embedded Processing (EMP) segment
- Net Revenues	976	847	742	1,002	898
- Operating Income	161	114	66	181	146
RF & Optical Communications (RF&OC) segment
- Net Revenues	345	336	306	366	357
- Operating Income	57	60	43	95	84
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group
- Net Revenues	1,321	1,183	1,048	1,368	1,255
- Operating Income	218	174	109	276	230
Others (a)
- Net Revenues	3	3	3	3	4
- Operating Income (Loss)	(192)	(336)	(160)	(172)	(145)
Total
- Net Revenues	3,187	2,766	2,517	3,321	3,251
- Operating Income (Loss)	180	(133)	3	369	381

(a)	Net revenues of Others include revenues from sales assembly services and other revenues. Operating income (loss) of Others include items such as unused capacity charges, including incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products. Others includes:

(US$ m)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Unused capacity charges	102	103	123	118	104
Impairment, restructuring charges and other related phase-out costs	37	190	8	-	-

11

(Appendix – continued)

ST

Supplemental Non-U.S. GAAP Financial Information

U.S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

ST believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with ST’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of ST’s on-going operating results, (ii) the ability to better identify trends in ST’s business and perform related trend analysis, and (iii) to facilitate a comparison of ST’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

Non-U.S. GAAP Operating Income, Non-U.S. GAAP Net Income and Non-U.S. GAAP Earnings Per Share (non-U.S. GAAP measures)

Operating income before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related phase-out costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related phase-out costs attributable to ST and other one-time items, net of the relevant tax impact.

Q3 2025 (US$ m, except per share data)	Gross Profit	Operating Income	Net Income	Corresponding Diluted EPS
U.S. GAAP	1,059	180	237	0.26
Impairment, restructuring charges and other related phase-out costs	-	37	37
Estimated income tax effect	-	-	(7)
Non-U.S. GAAP	1,059	217	267	0.29

YTD 2025 (US$ m, except per share data)	Gross Profit	Operating Income	Net Income	Corresponding Diluted EPS
U.S. GAAP	2,827	50	196	0.21
Impairment, restructuring charges and other related phase-out costs	-	235	235
Estimated income tax effect	-	-	(45)
Non-U.S. GAAP	2,827	285	386	0.42

12

(Appendix – continued)

Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures)

Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, if any, short-term deposits, and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our Consolidated Balance Sheets. ST also presents adjusted net financial position as a non-U.S. GAAP measure, to take into consideration the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet.

ST believes its Net Financial Position and Adjusted Net Financial Position provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definitions of Net Financial Position and Adjusted Net Financial Position may differ from definitions used by other companies, and therefore, comparability may be limited.

(US$ m)	Sep 27 2025	Jun 28 2025	Mar 29 2025	Dec 31 2024	Sep 28 2024
Cash and cash equivalents	1,999	1,616	1,781	2,282	3,077
Short term deposits	1,450	1,650	1,650	1,450	977
Marketable securities	1,327	2,363	2,528	2,452	2,242
Total liquidity	4,776	5,629	5,959	6,184	6,296
Short-term debt	(256)	(1,006)	(988)	(990)	(1,003)
Long-term debt (a)	(1,910)	(1,951)	(1,889)	(1,963)	(2,112)
Total financial debt	(2,166)	(2,957)	(2,877)	(2,953)	(3,115)
Net Financial Position (non-U.S. GAAP)	2,610	2,672	3,082	3,231	3,181
Advances received on capital grants	(345)	(361)	(377)	(385)	(366)
Adjusted Net Financial Position (non-U.S. GAAP)	2,265	2,311	2,705	2,846	2,815

(a)   Long-term debt contains standard conditions but does not impose minimum financial ratios. Committed credit facilities for $638 million equivalent, are currently undrawn.

13

(Appendix – continued)

Net Capex and Free Cash Flow (non-U.S. GAAP measures)

ST presents Net Capex as a non-U.S. GAAP measure, which is reported as part of our Free Cash Flow (non-U.S. GAAP measure), to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period.

Net Capex, a non-U.S. GAAP measure, is defined as (i) Payment for purchase of tangible assets, as reported plus (ii) Proceeds from sale of tangible assets, as reported plus (iii) Proceeds from capital grants and other contributions, as reported plus (iv) Advances from capital grants allocated to property, plant and equipment in the reporting period.

ST believes Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies.

(US$ m)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Payment for purchase of tangible assets, as reported	(431)	(574)	(587)	(584)	(669)
Proceeds from sale of tangible assets, as reported	3	4	2	-	2
Proceeds from capital grants and other contributions, as reported	11	89	47	83	66
Advances from capital grants allocated to property, plant and equipment	16	16	8	31	36
Net Capex (non-U.S. GAAP)	(401)	(465)	(530)	(470)	(565)

Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) Net Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.

ST believes Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates, and by excluding the advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period. Our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Net cash from operating activities	549	354	574	681	723
Net Capex	(401)	(465)	(530)	(470)	(565)
Payment for purchase of intangible assets, net of proceeds from sale	(18)	(41)	(14)	(32)	(20)
Payment for purchase of financial assets, net of proceeds from sale	-	-	-	(51)	(2)
Free Cash Flow (non-U.S. GAAP)	130	(152)	30	128	136

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	October 23, 2025	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer